Exhibit 99.2

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1:            Name and Address of Company

ESSA Pharma Inc. (“ESSA” or the “Company”)

Suite 720, 999 West Broadway

Vancouver, British Columbia, Canada V5Z 1K5

Item 2:            Date of Material Change

January 9, 2018 and January 16, 2018

Item 3:            News Release

News releases announcing the material changes referred to in this report were issued on January 9, 2018 and January 16, 2018 through Canada NewsWire and copies have been filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Item 4:            Summary of Material Change

On January 9, 2018 ESSA announced that it has closed an initial US$20,325,000 brokered equity offering (the “Offering”) and a concurrent US$675,000 non-brokered private placement (the “Concurrent Private Placement”) for aggregate gross proceeds of US$21 million. Pursuant to the Offering, ESSA issued 68,545,000 common shares of the Company (“Common Shares”) and 33,080,000 pre-funded common share purchase warrants of the Company (“Warrants”, and together with the Common Shares, the “Securities”) each at a price of US$0.20 per Security (the “Offering Price”).

Pursuant to the Concurrent Private Placement, the Company issued 3,375,000 Common Shares at the Offering Price to certain directors of the Company. Bloom Burton Securities Inc. (the “Agent”) acted as the Company’s sole agent for the Offering in Canada, with H.C. Wainwright & Co., LLC acting as exclusive U.S. placement agent (the “U.S. Agent” and, collectively, the “Selling Group”).

On January 16, 2018 ESSA announced that it has closed the second tranche of its brokered equity offering, raising an additional US$4 million from a fund managed by Omega Fund Management, LLC (“Omega”) as well as the partial exercise by the Agent of its over-allotment option for additional proceeds of approximately US$1 million, with aggregate gross proceeds increasing from $21 million to $26 million (collectively, the “Second Offering”). Pursuant to the Second Offering, 14,500,000 Common Shares were issued, of which Omega acquired 9,300,000, representing approximately 8% of the issued and outstanding Common Shares, and Omega acquired 10,700,000 Warrants all at the Offering Price.

Item 5:            Full Description of Material Change

5.1 Full Description of Material Change

On January 9, 2018 ESSA announced that, further to its previously announced offering of equity securities, it has closed an initial US$20,325,000 Offering and a US$675,000 Concurrent Private Placement for aggregate gross proceeds of US$21 million. On January 16, 2018 ESSA announced that it has closed the Second Offering of its brokered equity offering, raising an additional US$4 million from a fund managed by Omega as well as the partial exercise by the Canadian agent of its over-allotment option for additional proceeds of approximately US$1 million, with aggregate gross proceeds increasing from $21 million to $26 million.

Pursuant to the Offering, ESSA issued 68,545,000 Common Shares and 33,080,000 Warrants each at the Offering Price of US$0.20 per Security for aggregate gross proceeds of US$20,325,000. Each Warrant entitles the holder thereof to acquire, for a nominal exercise price, one common share in the capital of the Company (each, a “Warrant Share”) until 4:30 p.m. (Toronto time) on the date that is 60 months following its date of issuance.

Pursuant to the Concurrent Private Placement, the Company issued 3,375,000 Common Shares at the Offering Price to certain directors of the Company for additional aggregate gross proceeds of US$675,000. All securities issued in connection with the Concurrent Private Placement are subject to a prescribed four month plus one day hold period from the date of issuance, and no finders’ fee or commission was paid in respect of the Common Shares issued under the Concurrent Private Placement.

Pursuant to the Second Offering, 14,500,000 Common Shares were issued, of which Omega acquired 9,300,000, representing approximately 8% of the issued and outstanding Common Shares, and Omega acquired 10,700,000 Warrants. Assuming the exercise in full of the 10,700,000 Warrants and certain common share purchase warrants held by Omega prior to the Second Offering, Omega would own 22,303,029 Common Shares, representing approximately 17.6% of the issued and outstanding Common Shares, on a partially-diluted basis.

Effective on the closing of the Second Offering, Hugo Beekman of Omega Fund Management, LLC, was appointed to the board of directors of the Company pursuant to the terms of a nomination rights agreement between ESSA and Omega. Under the terms of the nomination rights agreement, Omega is entitled to nominate one director to the board of directors of ESSA, who must meet ESSA’s general criteria for directors, for so long as Omega holds at least 9.99% of the issued and outstanding Common Shares.

The Securities were issued pursuant to the terms and conditions of a second amended and restated agency agreement dated January 5, 2018 between the Company and the Agent as the Company’s sole agent for the Offering in Canada, with an exclusive U.S. placement agent being part of the Selling Group. The U.S. Agent acted as exclusive U.S. placement agent. The Selling Group was: (a) paid a cash commission equal to 7.0% of the gross proceeds of the Offering (except in respect of Common Shares and Warrants issued in certain circumstances to specified purchasers, in which case the cash commission was reduced to 3.5%); and (b) issued broker warrants (the “Broker Warrants”) representing 5.0% of the aggregate number of Common Shares and Warrants issued and sold under the Offering. No Broker Warrants were issuable with respect to any Common Shares or Warrants purchased under the Offering in certain circumstances to specified purchasers. Each Broker Warrant entitles the holder thereof to acquire one common share of the Company (a “Broker Warrant Share”) at the Offering Price for a period of 60 months following its date of issuance.

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The Company intends to use the net proceeds of the Offering, Concurrent Private Placement and Second Offering primarily to advance the preclinical and clinical development of the Company’s next-generation Aniten compounds. The net proceeds will also be used for the interest and principal payments on the Company’s outstanding debt and for working capital and general corporate purposes.

The Offering and Second Offering were completed in each of the provinces of British Columbia, Alberta and Ontario by way of a second amended and restated prospectus supplement dated January 5, 2018 to ESSA’s base shelf prospectus dated December 22, 2015 and elsewhere on a private placement basis.

The issuance of the Common Shares under the Concurrent Private Placement constitutes a related-party transaction under Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions (“MI 61-101”). These transactions are exempt from the formal valuation and minority shareholder approval requirements of MI 61-101 pursuant to sections 5.5(a) and 5.7(1)(a) of MI 61-101 as neither the fair market value of any securities issued to nor the consideration paid by such persons would exceed 25.0% of the Company’s market capitalization.

The securities described herein have not been registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any state securities laws, and accordingly, may not be offered or sold to, or for the account or benefit of, persons in the United States or “U.S. persons,” as such term is defined in Regulation S promulgated under the U.S. Securities Act (“U.S. Persons”), except in compliance with the registration requirements of the U.S. Securities Act and applicable state securities requirements or pursuant to exemptions therefrom. This material change report does not constitute an offer to sell or a solicitation of an offer to buy any of the Company’s securities to, or for the account of benefit of, persons in the United States or U.S. Persons.

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5.2 Disclosure of Restructuring Transactions

Not applicable.

Item 6:            Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7:           Omitted Information

Not applicable.

Item 8:            Executive Officer

For further information, please contact David Wood, Chief Financial Officer of the Company at 778-331-0962.

Item 9:            Date of Report

                       January 19, 2018

Forward-Looking Statement Disclaimer

This material change report contains certain information which, as presented, constitutes "forward-looking information" within the meaning of the Private Securities Litigation Reform Act of 1995 and/or applicable Canadian securities laws. Forward-looking information involves statements that relate to future events and often addresses expected future business and financial performance, containing words such as "anticipate", "believe", "plan", "estimate", "expect", and "intend", statements that an action or event "may", "might", "could", "should", or "will" be taken or occur, or other similar expressions and includes, but is not limited to, statements about the intended use of proceeds of the Offering and the Concurrent Private Placement and the expected closing date of an additional US$4 million worth of Securities under the Offering.

Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of ESSA to control or predict, and which may cause ESSA’s actual results, performance or achievements to be materially different from those expressed or implied thereby. Such statements reflect ESSA’s current views with respect to future events, are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by ESSA as of the date of such statements, are inherently subject to significant medical, scientific, business, economic, competitive, political and social uncertainties and contingencies. In making forward looking statements, ESSA may make various material assumptions, including but not limited to (i) the accuracy of ESSA’s financial projections; (ii) obtaining positive results of clinical trials; (iii) obtaining necessary regulatory approvals; and (iv) general business, market and economic conditions.

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Forward-looking information is developed based on assumptions about such risks, uncertainties and other factors set out herein and in ESSA’s Annual Report on Form 20-F dated December 11, 2017 under the heading “Risk Factors”, a copy of which is available on ESSA’s profile on the SEDAR website at www.sedar.com, ESSA’s profile on EDGAR at www.sec.gov, and as otherwise disclosed from time to time on ESSA’s SEDAR profile. Forward-looking statements are made based on management's beliefs, estimates and opinions on the date that statements are made and ESSA undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change, except as may be required by applicable Canadian and United States securities laws. Readers are cautioned against attributing undue certainty to forward-looking statements.

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